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                       SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                        RULE 13e-3 TRANSACTION STATEMENT
       (Pursuant to Section 13(e) of the Securities Exchange Act of 1934)
                                 Amendment No. 1

                           THE VALLEY FAIR CORPORATION
                              (Name of the Issuer)

                               LITTLE FERRY CORP.
                        SCHOTTENSTEIN STORES CORPORATION
             SCHOTTENSTEIN PROFESSIONAL ASSET MANAGEMENT CORPORATION
                              JAY L. SCHOTTENSTEIN
                               THOMAS R. KETTELER
                      (Names of Person(s) filing Statement)

                          Common Stock, $.30 par value
                         (Title of Class of Securities)

                                   919575-20-9
                       (CUSIP Number of Class Securities)

Thomas R. Ketteler, Vice President               With Copies to:
LITTLE FERRY CORP                                Cornelius Bulman, Esq.
c/o Schottenstein Stores Corporation             Porter, Wright, Morris & Arthur
1800 Moler Road                                  41 South High Street
Columbus, Ohio 43207                             Columbus, Ohio 43221
(614) 449-4283                                   (614) 227-2219
(Name, Address and Telephone Number of Persons Authorized to receive Notices and Communications on Behalf of Persons Filing Statement)

         This statement is filed in connection with (check the appropriate box):

         a. [ ] The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C, or Rule 13e-3(c) under the Securities Exchange Act of 1934.

         b. [ ] The filing of a registration statement under the Securities Act of 1933
         c. [ ] A tender offer
         d. [X] None of the above

Check the following box if the soliciting materials are preliminary copies. [ ]

                               Calculation of Fee

Transaction                                          Amount of Filing Fee
valuation*

*No filing fee is required in connection with this filing.
[ ] Check box if any part of the fee is offset as provided by Rule 0-11 (a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.



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Amount Previously Paid:.......................................................
Form or Registration No: .....................................................
Filing Party:.................................................................

Date Filed: ...........................................

         This Amendment No. 1 amends and supplements the Rule 13e-3 Transaction Statement on Schedule 13E-3 dated April 9, 1997 (the "Schedule 13E-3"), filed in connection with the merger of Little Ferry Corp. with and into The Valley Fair Corporation.

         The "Names of Person(s) Filing Statement" above has been amended to include the following: Schottenstein Stores Corporation, Schottenstein Professional Asset Management Corporation, Jay L. Schottenstein, and Thomas R. Ketteler.

         Capitalized terms used and not otherwise defined herein shall have the same meanings given such terms in the Schedule 13E-3.

ITEM 2.  IDENTITY AND BACKGROUND

         Item 2 is hereby amended and supplemented by the addition of the following information thereto:

         This Schedule 13E-3 is being filed by Little Ferry Corp., Schottenstein Stores Corporation, Schottenstein Professional Asset Management Corporation, Jay
L. Schottenstein, and Thomas R. Ketteler.

ITEM 4.  TERMS OF THE TRANSACTION

         Item 4(a) is hereby amended and supplemented by the addition of the following information thereto:

         A Certificate of Ownership and Merger was filed with the Secretary of State of Delaware on the Effective Date. Therefore, the Merger became effective on the Effective Date (May 9, 1997).

         Item 4(b) is hereby amended and supplemented by the addition of the following information thereto:

         Pursuant to the terms of the Merger, the Unaffiliated Stockholders are no longer stockholders of the Company and have become creditors of the Company.

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ITEM 5.  PLANS OR PROPOSALS OF THE ISSUER OR AFFILIATE

         The introductory paragraph to Item 5 is hereby amended and supplemented by the addition of the following information thereto:

         Irving Harris resigned from the board of directors of the Company on April 22, 1997.

ITEM 8.  FAIRNESS OF THE TRANSACTION

         Item 8 is hereby amended and supplemented by the addition of the following information thereto:

         The determination of fairness by the "Directors" means that they believe the transaction is fair in their capacity as individual directors and officers and acting on behalf of each of the Filing Person, SPAM, and SSC as well as the Company. The Directors and shareholders of the Filing Person selected the "short form merger" under Delaware law to avoid a vote by the stockholders of the Company as discussed in Exhibit E to the Schedule 13E-3 under "Purpose of the Merger, Alternatives, Reasons and Effects." For the reasons stated in "Fairness of the Transaction" in Exhibit E, the Directors determined that they were capable of determining the fair price of the shares in exercise of their fiduciary duty without the benefit of procedural safeguards such as a vote of the Unaffiliated Stockholders or an appraisal from an outside party.

ITEM 9.  REPORTS, OPINIONS, APPRAISALS AND CERTAIN NEGOTIATIONS

         Item 9 is hereby amended and supplemented by the addition of the following information thereto:

         See Item 8 for the reason why no such report, opinion or appraisal was obtained.

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                                   SIGNATURES

         After due inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

May 11, 1997                        LITTLE FERRY CORP.

                                    By:   /s/ Thomas R. Ketteler
                                         ---------------------------------------
                                          Thomas R. Ketteler
                                           Vice President and Treasurer

                                    SCHOTTENSTEIN STORES CORPORATION

                                    By:   /s/ Thomas R. Ketteler
                                         ---------------------------------------
                                           Thomas R. Ketteler
                                           Vice President

                                    SCHOTTENSTEIN PROFESSIONAL ASSET
                                    MANAGEMENT CORPORATION

                                    By:   /s/ Thomas R. Ketteler
                                         ---------------------------------------
                                           Thomas R. Ketteler
                                           Vice President

                                         /s/ Jay L. Schottenstein
                                         ---------------------------------------
                                             Jay L. Schottenstein

                                         /s/ Thomas R. Ketteler
                                         ---------------------------------------
                                             Thomas R. Ketteler


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